AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

TEMPLETON DRAGON FUND, INC.
(Name of Subject Company)

Templeton Dragon Fund, Inc.
(Name of Filing Person (Issuer))

COMMON SHARES, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

88018T101
(CUSIP Number of Class of Securities)

Alison E. Baur
One Franklin Parkway
San Mateo, CA 94403-1906
(954) 527-7500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $83,580,743.57 (a)    AMOUNT OF FILING FEE: $12,366.52 (b)

(a) Pursuant to Rule 0‑11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 8,451,035 Common Shares of Templeton Dragon Fund, Inc. by $9.89, 98% of the Net Asset Value per share of $10.09 as of the close of ordinary trading on the New York Stock Exchange on November 6, 2023.

(b) Calculated as $147.96 per $1,000,000 of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: ______________________________
Form or Registration No.: ___________________________________________________
Filing Party: ______________________________________________________________

Date Filed: ________________________________________________________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated November 21, 2023, and the Letter of Transmittal, among other documents, have been filed by Templeton Dragon Fund, Inc., as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

Item 1.  Summary Term Sheet.
Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.
Item 2.  Subject Company Information.
(a) The name of the issuer is Templeton Dragon Fund, Inc., a non-diversified, closed-end management investment company organized as a Maryland corporation (the “Fund”).  The principal executive offices of the Fund are located at 300 S.E. 2nd Street, Fort Lauderdale, Florida 33301.  The telephone number is (800) DIAL BEN/342-5236.
(b) The title of the subject class of securities described in the offer is common shares with $0.01 par value (the “Shares”). As of November 15, 2023, there were 33,804,143 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years, as well as the last three fiscal quarters, see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.
ITEM 3.  Identity and Background of Filing Person.
(a) The name of the filing person is Templeton Dragon Fund, Inc. (previously defined as the “Fund”), a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and organized as a Maryland corporation.  The principal executive offices of the Fund are located at 300 S.E. 2nd Street, Fort Lauderdale, FL 33301.  The telephone number is (800) DIAL BEN/342-5236. The filing person is the subject company.  The members of the Board of Directors of the Fund are: Harris J. Ashton, Ann Torre Bates, Terrence J. Checki, Mary C. Choksi, Edith E. Holiday, J. Michael Luttig, David W. Niemiec, Larry D. Thompson, Constantine D. Tseretopoulos, Gregory E. Johnson, and Rupert H. Johnson, Jr.
The executive officers of the Fund are: Manraj S. Sekhon, President and Chief Executive Officer – Investment Management; Matthew T. Hinkle, Chief Executive Officer – Finance and Administration; Christopher Kings, Chief Financial Officer, Chief Accounting Officer and Treasurer; and Navid J. Tofigh, Vice President and Secretary.
Correspondence to the Directors and executive officers of the Fund should be mailed to c/o Templeton Dragon Fund, Inc., 300 S.E. 2nd Street, Fort Lauderdale, FL 33301, Attn: Secretary.

ITEM 4.  Terms of the Transaction
(a) The Fund’s Board of Directors has determined to commence an offer to purchase up to 25%, or 8,451,035 Shares of the Fund’s issued and outstanding Shares. The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on December 21, 2023, or the next business day after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).
A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” of the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” of the Offer to Purchase.
(b) The Fund has been informed that no Directors, officers or affiliates (as the term “affiliate” is defined in Rule 12b-2 under the Exchange Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Director or affiliate of the Fund pursuant to the Offer to Purchase.
Item 5.  Past Contracts, Transactions, Negotiations and Agreements
(a) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference.  Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund.  The foregoing includes, but is not limited to:  the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.
ITEM 6.  Purposes of the Transaction and Plans or Proposals
(a)-(c)          Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.  Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7.  Source and Amount of Funds or Other Considerations
(a)-(b)          Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.
(d) Not applicable.
The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Directors, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.
ITEM 8.  Interests in Securities of the Subject Company
(a)-(b) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.  There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund.  In addition, based upon the Fund’s records and upon information provided to the Fund by its Directors, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.
ITEM 9.  Persons/Assets Retains, Employed, Compensated or Used
(a) No persons have been employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.
ITEM 10.  Financial Statements
Not applicable.
ITEM 11.  Additional Information
(a)(1)            Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)-(5)      Not applicable.
(b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.
ITEM 12.  Exhibits
(a)(1)(i)        Letter to Shareholders from the Vice President and Secretary of the Fund and Offer to Purchase.*
(a)(1)(ii)       Letter of Transmittal.*

(a)(1)(iii)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)      Letter to Clients and Client Instruction Form.*
(a)(1)(v)       Notice of Guaranteed Delivery.*
(a)(2)            Not Applicable.
(a)(3)            Not Applicable.
(a)(4)            Not Applicable.
(a)(5)(i)        Press release issued on November 14, 2023.**
(a)(5)(ii)       Press release issued on November 21, 2023.*
(b)                Not Applicable.
(d)(1)           Form of Depositary Agreement, between the Fund and Equiniti Trust Company, LLC.*
 (d)(2)          Form of Information Agent Agreement, between the Fund and EQ Fund Solutions, LLC.*
(d)(3)           Transfer Agency and Registrar Services Agreement, dated March 25, 2015, between the Fund and American Stock Transfer & Trust Company, LLC.*
 (d)(4)          Amendment to Transfer Agency and Registrar Services Agreement, dated April 1, 2019.*
(g) None.
(h) None.
(i) Calculation of Filing Fees Table.*
* Filed herewith.
** Previously filed on Schedule TO via EDGAR on November 14, 2023.
ITEM 13.  Information Required By Schedule 13E-3
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TEMPLETON DRAGON FUND, INC.

/s/ Alison E. Baur
Alison E. Baur
Vice President and Assistant Secretary

November 21, 2023

Exhibit Index
(a)(1)(i)	Letter to Shareholders from the Vice President and Secretary of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Fund Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(5)(ii)	Press release issued on November 21, 2023.
(d)(1)	Form of Depositary Agreement, between the Fund and Equiniti Trust Company, LLC.
(d)(2)	Form of Information Agent Agreement, between the Fund and EQ Fund Solutions, LLC.
(d)(3)	Transfer Agency and Registrar Services Agreement, dated March 25, 2015, between the Fund and American Stock Transfer & Trust Company, LLC.
(d)(4)	Amendment to Transfer Agency and Registrar Services Agreement, dated April 1, 2019.
(i)	Calculation of Filing Fees Table.